Points International Reports Record Fourth Quarter and Full Year
2019 Results

- Q4 Gross Profit up 25% to a Record $17.6 Million -
- Q4 Adjusted EBITDA up 43% to a Record $7.2 Million -

- Reiterates Long-Term Outlook and Introduces 2020 Guidance -

TORONTO – March 4, 2020 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the fourth quarter and full year ended December 31, 2019.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete 2019 Audited Consolidated Financial Statements and fourth quarter and full year Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

Fourth Quarter 2019 Financial Highlights (vs. Q4 2018)

  Total revenue increased 13% to $107.0 million compared to $94.9 million.

  Gross profit1 increased 25% to $17.6 million compared to $14.1 million.

  Net income increased 23% to $2.8 million or $0.20 per diluted share, compared to $2.2 million or $0.16 per diluted share.

  Adjusted EBITDA2 increased 43% to $7.2 million compared to $5.0 million.

Full Year 2019 Financial Highlights (vs. 2018)

  Total revenue increased 7% to $401.2 million compared to $376.2 million.

  Gross profit increased 21% to an annual record $65.5 million compared to $53.9 million. Excluding the benefit of an approximate $6.0 million tax rebate that was confirmed in the second quarter for claims related to prior periods, gross profit was up 10% to $59.4 million, which was still an annual record.

  Net income increased 53% to $11.9 million or $0.86 per diluted share, compared to $7.8 million or $0.54 per diluted share.

  Adjusted EBITDA increased 15% to an annual record $21.5 million compared to $18.6 million.

_____________________________________________
1 Gross profit is defined as total revenue less the direct cost of revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs and equity-settled share-based compensation and other one-time costs or benefits such as a tax rebate related to prior periods) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Management Commentary

“2019 was a record year for Points, highlighted by an exceptional fourth quarter where we generated more than 40% growth in adjusted EBITDA to $7.2 million, our highest quarterly mark in company history,” said Points CEO Rob MacLean. “The fourth quarter benefitted from the investments made over the last year to enhance our data-led marketing capabilities, which continued to drive improved performance of in-market engagements. In fact, we continued to see strong gross profit growth with our top partners in 2019, as we deepen our relationships throughout the industry.

“In addition to delivering on our growth expectations in 2019, we executed on our plans for international expansion, industry diversification, and corporate development. In 2019, we opened new offices in Singapore and Dubai, and generated gross profit growth in Europe, the Middle East, and the Asia Pacific, as these regions continue to become a larger portion of our overall economics for the third year in a row. In addition, we launched programs in newer verticals with companies like Lyft and HSBC/Airmiles Middle East, Home Chef, and made progress in growing our strategic partnership with Amadeus.

“Looking ahead, we remain on track for our long-term growth expectations of generating gross profit in the high-$90 million range and adjusted EBITDA in the mid-$40 million range as we exit 2022. Our ability to deliver on these financial goals is backed by our growth strategy and consistent execution over the last several years, as we have increased adjusted EBITDA by more than 80% since 2016. Our team is extremely proud of what we accomplished last year, but we are even more excited about what's in store for the years ahead.”

Fourth Quarter 2019 Financial Results

Total revenue in the fourth quarter of 2019 increased 13% to $107.0 million compared to $94.9 million in the prior year quarter. Principal revenue increased 11% to $98.2 million compared to $88.3 million, and other partner revenue increased 35% to $8.9 million compared to $6.6 million.

Gross profit in the fourth quarter increased 25% to a quarterly record of $17.6 million compared to $14.1 million in the prior year quarter. The increase was primarily driven by record performances in the Loyalty Currency Retailing and Points Travel segments.

Adjusted operating expenses3 in the fourth quarter of 2019 were $10.6 million compared to $9.3 million in the prior year quarter. The increase was primarily a result of higher personnel-related costs associated with the resources added in 2019 to support the Company’s growth initiatives.

Net income increased 23% to $2.8 million or $0.20 per diluted share, compared to $2.2 million or $0.16 per diluted share in the prior year quarter.

Adjusted EBITDA in the fourth quarter increased 43% to a quarterly record of $7.2 million compared to $5.0 million in the prior year quarter. Effective margin, which is defined as adjusted EBITDA as a percentage of gross profit, increased to 40.9% compared to 35.7% from the prior year period.

At December 31, 2019, total funds available, comprised of cash and cash equivalents, funds receivable from payment processors, and cash held in trust and restricted cash, increased 4% to $86.8 million compared to $83.1 million at December 31, 2018. The Company remains debt free.

_____________________________________________
3 Adjusted operating expenses consist of employment expenses excluding equity-settled share-based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

During the fourth quarter, Points repurchased for cancellation approximately 200,000 common shares at an average price of $11.90 per share through its Automatic Share Purchase Plan in conjunction with its Normal Course Issuer Bid.

Full Year 2019 Financial Results

Total revenue in 2019 increased 7% to $401.2 million compared to $376.2 million in the prior year. Principal revenue increased 6% to $374.5 million compared to $351.7 million, and other partner revenue increased 9% to $26.7 million compared to $24.5 million.

Gross profit in 2019 increased 21% to an annual record of $65.5 million compared to $53.9 million in the prior year. Excluding the benefit of a $6.0 million tax rebate that was confirmed in the second quarter for claims related to prior periods, gross profit was still a record $59.4 million, an increase of 10% over the prior year.

Total adjusted operating expenses in 2019 were $38.9 million compared to $36.0 million in 2018.

Net income increased 53% to $11.9 million or $0.86 per diluted share, compared to $7.8 million or $0.54 per diluted share in 2018.

Adjusted EBITDA in 2019 increased 15% to an annual record $21.5 million compared to $18.6 million in the prior year. Effective margin improved 160 basis points to 36.1% compared to 34.5% from the prior year.

2020 Outlook

Points expects 2020 gross profit to range between $67.0 million and $73.0 million, reflecting approximately 13% to 23% growth from 20194. The Company also expects adjusted EBITDA to range between $23.0 million and $27.0 million, reflecting approximately 7% to 26% growth from 2019. At this time, the Company has not seen any material impact to the performance of its existing business resulting from the recent COVID-19 virus outbreak. Accordingly, the Company has not included any impact from the outbreak into its 2020 outlook, and will update investors as appropriate when the longer term impact becomes more clear.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its fourth quarter and full year 2019 results, followed by a question-and-answer session.

Date: Wednesday, March 4, 2020

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13698845

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through March 18, 2020.

_____________________________________________
4 Growth rates for gross profit based on full year gross profit in 2019 of $59.4 million, which excludes the benefit of a $6.0 million tax rebate that was confirmed in the second quarter of 2019 for claims related to prior periods

Toll-free replay number: 1-844-512-2921

International replay number: 1-412-317-6671

Replay ID: 13698845

About Points International Ltd.

Points, (TSX: PTS) (NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London, Singapore, and Dubai.

For more information, visit company.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, our ability to deliver on our long-term goals for 2022, our core growth strategies, and our guidance for 2020 with respect to gross profit and adjusted EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and products and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company’s underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company’s performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach
Gateway Investor Relations
1-949-574-3860
IR@points.com

Points International Ltd.

Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit Information[1]

Expressed in thousands of United States dollars
	For the three months ended		For the year ended

	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018

Total Revenue	$107,007	$94,918	$401,177	$376,245
Direct cost of revenue	89,418	80,813	335,722	322,341
Gross Profit	$17,589	$14,105	$65,455	$53,904
Gross Margin	16%	15%	16%	14%

[1] Gross profit is defined as total revenue less direct cost of revenue. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

Reconciliation of Gross Profit to Contribution [2]

Expressed in thousands of United States dollars
	For the three months ended		For the year ended

	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018

Gross Profit	$17,589	$14,105	$65,455	$53,904
Less:
Direct adjusted operating expenses [3]	6,503	5,702	24,539	22,247
Contribution	$11,086	$8,403	$40,916	$31,657

[2] Contribution is defined as gross profit less direct adjusted operating expenses. Contribution is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Contribution is an important indicator of the Company’s segment profitability. However, Contribution is not a recognized measure of profitability under IFRS.

[3] Direct adjusted operating expenses is defined as expenses which are directly attributable to each operating segment. Direct adjusted operating expenses is not a measure of financial performance under IFRS.

Contribution by Line of Business

Expressed in thousands of United States dollars
	For the three months ended		For the year ended
	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018
Loyalty Currency Retailing
Total revenue	$103,966	$92,358	$391,045	$366,421
Gross profit	14,746	11,761	56,013	44,806
Direct adjusted operating expenses	3,714	3,273	13,830	12,941
Contribution	$11,032	$8,488	$42,183	$31,865

Platform Partners
Total revenue	$2,003	$2,096	$7,577	$7,979
Gross profit	1,826	1,918	6,912	7,364
Direct adjusted operating expenses	979	956	3,871	3,784
Contribution	$847	$962	$3,041	$3,580

Points Travel
Total revenue	$1,038	$464	$2,555	$1,845
Gross profit	1,017	426	2,530	1,734
Direct adjusted operating expenses	1,810	1,473	6,838	5,522
Contribution	$(793)	$(1,047)	$(4,308)	$(3,788)

Reconciliation of Net Income to Adjusted EBITDA [4]

Expressed in thousands of United States dollars
	For the three months ended		For the year ended
	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018
Net Income	$2,758	$2,246	$11,889	$7,792
Income tax expense	1,475	865	5,155	3,104
Finance costs	48	-	211	-
Depreciation and amortization	1,269	740	4,668	3,364
Foreign exchange (gain) loss	(7)	(3)	401	(36)
Equity-settled share-based payment expense	1,650	1,184	5,172	4,381
Tax rebate related to prior years, net of fees	-	-	(6,027)	-
Adjusted EBITDA	$7,193	$5,032	$21,469	$18,605

[4] Adjusted EBITDA (Earnings before income tax expense, finance costs, depreciation and amortization, foreign exchange, equity-settled share-based payment expense and other one-time costs or benefits such as a tax rebate related to prior periods) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses [5]

Expressed in thousands of United States dollars
	For the three months ended		For the year ended
	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018
Total Operating Expenses	$13,489	$11,214	$49,108	$43,674
Subtract (add):
Depreciation and amortization	1,269	740	4,668	3,364
Foreign exchange (gain) loss	(7)	(3)	401	(36)
Equity-settled share-based payment expense	1,650	1,184	5,172	4,381
Adjusted Operating Expenses	$10,577	$9,293	$38,867	$35,965

[5] Adjusted operating expenses consists of employment expenses excluding equity-settled share-based payment expense, marketing & communications, technology services, and other operating expenses. Adjusted operating expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.

Consolidated Statements of Financial Position

Expressed in thousands of United States dollars

As at December 31	2019	2018[6]

ASSETS
Current assets
Cash and cash equivalents	$69,965	$69,131
Cash held in trust and restricted cash	2,534	500
Funds receivable from payment processors	14,302	13,512
Accounts receivable	21,864	9,318
Prepaid taxes	194	383
Prepaid expenses and other assets	2,153	3,618
Total current assets	$111,012	$96,462

Non-current assets
Property and equipment	2,371	2,351
Right-of-use assets	3,060	-
Intangible assets	12,806	13,952
Goodwill	7,130	7,130
Deferred tax assets	2,105	2,645
Other assets	216	-
Total non-current assets	$27,688	$26,078
Total assets	$138,700	$122,540

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$13,766	$9,489
Income taxes payable	2,326	117
Payable to loyalty program partners	78,270	69,749
Current portion of lease liabilities	1,323	-
Current portion of other liabilities	797	1,680
Total current liabilities	$96,482	$81,035

Non-current liabilities
Lease liabilities	2,209	-
Other liabilities	95	495
Deferred tax liabilities	722	-
Total non-current liabilities	$3,026	$495
Total liabilities	$99,508	$81,530

SHAREHOLDERS’ EQUITY
Share capital	45,799	53,886
Contributed surplus	-	4,446
Accumulated other comprehensive income (loss)	184	(646)
Accumulated deficit	(6,791)	(16,676)
Total shareholders’ equity	$39,192	$41,010
Total liabilities and shareholders’ equity	$138,700	$122,540

[6] The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Points International Ltd.

Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	2019	2018[7]

REVENUE
Principal	$374,484	$351,743
Other partner revenue	26,693	24,502
Total Revenue	$401,177	$376,245
Direct cost of revenue	335,722	322,341
Gross Profit	$65,455	$53,904

OPERATING EXPENSES
Employment costs	31,860	27,890
Marketing and communications	1,608	1,460
Technology services	2,577	2,210
Depreciation and amortization	4,668	3,364
Foreign exchange loss (gain)	401	(36)
Other operating expenses	7,994	8,786
Total Operating Expenses	$49,108	$43,674

Finance income	(908)	(666)
Finance costs	211	-

INCOME BEFORE INCOME TAXES	$17,044	$10,896

Income tax expense	5,155	3,104

NET INCOME	$11,889	$7,792

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivative designated as cash flow hedges	556	(1,394)
Income tax effect	(147)	369
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	550	7
Income tax effect	(146)	(2)
Foreign currency translation adjustment	17	-

Other comprehensive income (loss) for the period, net of income tax	$830	$(1,020)

TOTAL COMPREHENSIVE INCOME	$12,719	$6,772

EARNINGS PER SHARE
Basic earnings per share	$0.87	$0.54
Diluted earnings per share	$0.86	$0.54

[7] The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Points International Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

Expressed in thousands of United States dollars except number of shares

			Attributable to equity holders of the Company
				Accumulated
				other		Total
			Contributed	comprehensive	Accumulated	shareholders’
	Share Capital		Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2018	14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income	-	-	-	-	11,889	11,889
Other comprehensive income, net of tax	-	-	-	830	-	830
Total comprehensive income	-	-	-	830	11,889	12,719
Effect of share option compensation plan	-	-	782	-	-	782
Effect of RSU compensation plan	-	-	4,390	-	-	4,390
Share issuances – options exercised	2,338	28	(7)	-	-	21
Settlement of RSUs	-	1,504	(4,626)	-	-	(3,122)
Shares purchased and held in trust	-	(6,350)	-	-	-	(6,350)
Shares repurchased and cancelled	(872,686)	(3,269)	(4,985)	-	(2,004)	(10,258)
Balance at December 31, 2019	13,241,516	$45,799	$-	$184	$(6,791)	$39,192

Balance at December 31, 2017	14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income	-	-	-	-	7,792	7,792
Other comprehensive loss, net of tax	-	-	-	(1,020)	-	(1,020)
Total comprehensive income	-	-	-	(1,020)	7,792	6,772
Effect of share option compensation plan	-	-	72	-	-	72
Effect of RSU compensation plan	-	-	4,309	-	-	4,309
Share issuances - options exercised	119,521	1,385	(1,034)	-	-	351
Settlement of RSUs	-	1,377	(4,099)	-	-	(2,722)
Shares purchased and held in trust	-	(3,062)	-	-	-	(3,062)
Shares repurchased and cancelled	(569,107)	(2,208)	(5,449)	-	-	(7,657)
Balance at December 31, 2018	14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010

Points International Ltd.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

For the year ended December 31	2019	2018[8]

Cash flows from operating activities
Net income for the period	$11,889	$7,792
Adjustments for:
Depreciation of property and equipment	1,211	981
Amortization of right-of-use assets	1,164	-
Amortization of intangible assets	2,293	2,383
Unrealized foreign exchange loss (gain)	394	(960)
Equity-settled share-based payment transactions	5,172	4,381
Finance costs	211	-
Deferred income tax expense	969	279
Loss (gain) on derivative contracts designated as cash flow hedges	1,106	(1,387)
Changes in cash held in trust and restricted cash balance	(2,034)	-
Changes in non-cash balances related to operations	2,200	6,552
Interest paid	(211)	-
Net cash provided by operating activities	$24,364	$20,021

Cash flows from investing activities
Acquisition of property and equipment	(1,231)	(1,204)
Additions to intangible assets	(1,147)	(1,070)
Net cash used in investing activities	$(2,378)	$(2,274)

Cash flows from financing activities
Payment of lease liabilities	(1,229)	-
Proceeds from exercise of share options	21	351
Shares repurchased and cancelled	(10,258)	(7,657)
Purchase of share capital held in trust	(6,350)	(3,062)
Taxes paid on net settlement of RSUs	(3,122)	(2,722)
Net cash used in financing activities	$(20,938)	$(13,090)

Effect of exchange rate fluctuations on cash held	(214)	960

Net increase in cash and cash equivalents	$834	$5,617
Cash and cash equivalents at beginning of the period	$69,131	$63,514
Cash and cash equivalents at end of the period	$69,965	$69,131

Interest Received	$930	$595
Taxes Received	$-	$110
Taxes Paid	$(1,601)	$(2,838)

Amounts received and paid for interest and taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

(8) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated.